                                                                      EXHIBIT 12





               PIEDMONT NATURAL GAS COMPANY, INC. AND SUBSIDIARIES
                Computation of Ratio of Earnings to Fixed Charges
              For Fiscal Years Ended October 31, 1994 through 1998
                       (in thousands except ratio amounts)
              -----------------------------------------------------

                                      1998         1997         1996         1995         1994
                                      ----         ----         ----         ----         ----

Earnings:
    Net income from
    continuing operations           $ 60,313     $ 54,074     $ 48,562     $ 40,310     $35,506
    Income taxes                      38,807       34,650       30,928       25,442      21,407
    Fixed charges                     38,415       39,263       37,009       35,651      29,736
                                    --------     --------     --------     --------     -------
        Total Adjusted Earnings     $137,535     $127,987     $116,499     $101,403     $86,649
                                    ========     ========     ========     ========     =======
Fixed Charges:
    Interest                        $ 36,453     $ 36,949     $ 34,511     $ 33,224     $27,671
    Amortization of debt
      expense                            304          346          345          336         334
    One-third of rental expense        1,658        1,968        2,153        2,091       1,731
                                    --------     --------     --------     --------     -------
        Total Fixed Charges         $ 38,415     $ 39,263     $ 37,009     $ 35,651     $29,736
                                    ========     ========     ========     ========     =======

Ratio of Earnings to Fixed
    Charges                             3.58         3.26         3.15         2.84        2.91
                                    ========     ========     ========     ========     =======